 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* W.K Kellogg Foundation Trust (Last) (First) (Middle) The Bank of New York One Wall Street - 12th Floor (Street) New York, NY 10286 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Kellogg K 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/14/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	01/14/2003	01/14/2003	S		3,800	D	$34.5	125,884,940 Note (1)	D Note (1)	Note (1)
								$721,920 Note (2)	I Note (2)	Note (2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Explanation of Responses:

(1)Shares are owned by the W.K. Kellogg Foundation Trust ("Trust") of which Jonathan T. Walton, William C. Richardson, Carlos Gutierrez, and The Bank of New York are Trustees and the W.K. Kellogg FOundation ("Foundation") is the sole beneficiary.

(2) Shares are owned by the Carrie Staines Kellogg Trust #5977 of which the Foundationis currently the beneficiary

By:	Date:
/s/ Sharon Reed	01/16/2003
Vice President for The Bank of New York as Corporate Trustee
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* W.K Kellogg Foundation Trust (Last) (First) (Middle) The Bank of New York One Wall Street - 12th Floor (Street) New York, NY 10286 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Kellogg K	Statement for (Month/Day/Year) 01/14/2003

Joint Filer Information

Name: W.K. Kellogg Foundation

Address: One Michigan Avenue East
                Battle Creek, MI 49017-4058

Designated Filer: W.K. Kellogg Foundation Trust

Issuer & Ticker Symbol: Kellogg Company (K)

Date(s) of Event(s) Requiring Statement: 01/14/03

Signature: ___________________________
            Sharon Reed*
            Vice President
            The Bank of New York

*Signing pursuant to a power-of-attorney dated as of September 24, 2002.